UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42483

CTRL GROUP LIMITED

(Translation of registrant’s name into English)

Unit F, 12/F

Kaiser Estate

Phase 1

41 Man Yue Street

Hunghom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Appointment and Departure of Certain Officers and Directors

Resignation of CFO

On July 31, 2025, Mr. Mok Ka Wah submitted his resignation, effective July 31 2025, from his position as Chief Financial Officer of CTRL Group Limited (the “Company”). Mr. Mok’s resignation does not arise from any disagreement with the Company, on any matter relating to its operations, policies, or practices. The board of directors of the Company (the “Board”) accepted the resignation of Mr. Mok from his position as an officer of the Company.

Resignation of a Director

On July 31, 2025, Mr. Siu Chun Pong submitted his resignation, effective July 31, 2025, from his position as a member of the Board. Mr. Siu’s resignation does not arise from any disagreement with the Company, on any matter relating to its operations, policies, or practices. The Board accepted the resignation of Mr. Siu from his position as a director of the Company. He will remain as a consultant to CTRL Media Limited, a wholly-owned subsidiary of the Company.

Appointment of CFO and a Director

Effective August 1, 2025, the Board appointed Ms. Yang Juan to serve as the Company’s Chief Financial Officer and as a director. The appointment of Ms. Yang as the Chief Financial Officer and as a director has no specific term and can be terminated by either Ms. Yang or the Company with one month advance notice. The biographical information of Ms. Yang is set forth below.

Ms. Yang Juan, age 40, has served as the Chief Executive Officer of Yiji Incubation Group Co., Limited. since April 2021. She was the Chief Executive Officer of Xiamen Furun Wanjia Biotechnology Co., Ltd. from December 2019 to April 2021. Ms. Yang graduated from Guizhou University in 2006 with a Bachelor of Tourism Management. She brings extensive experience in business management and is dedicated to integrating cutting-edge academic theories with the practical needs of local enterprises to drive innovation and high-quality development.

In connection with her service as Chief Financial Officer and as a member of the Board, Ms. Yang Juan will be entitled to a monthly base salary of US$4,000, payable at the end of each month, and an annual bonus equal to one month’s base salary (or a pro rata portion thereof based on her length of service during the calendar year). Her employment may be terminated by either party with one month’s notice. The Company may also terminate the agreement without notice or payment in lieu in the event of willful disobedience, misconduct, fraud, dishonesty, habitual neglect of duties, or on any other grounds permitted under common law.

The above description of the employment agreement is qualified in its entirety by reference to the agreement, a copy of which is attached hereto as Exhibit 10.1.

Item 9.01 Financial Statements and Exhibit.

EXHIBIT INDEX

Exhibit No.
10.1	Employment Contract, dated as of July 31, 2025, between the Company and Yang Juan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2025	CTRL GROUP LIMITED

	By:	/s/ Lau Chi Fung
Lau Chi Fung
Chairman and Chief Executive Officer

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